                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

        [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 1998

                                       OR

        [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the transition period from ____ to ____

                          Commission File Number 1-8519


                             ----------------------


                              CINCINNATI BELL INC.
                            SAVINGS AND SECURITY PLAN

                             ----------------------

                              CINCINNATI BELL INC.
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                              CINCINNATI BELL INC.
                            SAVINGS AND SECURITY PLAN
                                TABLE OF CONTENTS


Report of Independent Accountants

Financial Statements:

       Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

       Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998

       Notes to Financial Statements

Schedules:

       Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

       Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

       Other schedules are omitted because the information required is contained in the financial statements.

Report of Independent Accountants


To the Participants and Administrator of The Cincinnati Bell Inc. Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio
June 24, 1999

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998

                                                                                   Thousands of Dollars
                                                         -------------------------                      -------------
                                                         Cincinnati         Spectrum                        Equity
                                                         Bell Stable         Income         Balanced        Income
                        ASSETS                           Value Fund           Fund            Fund           Fund
                                                       ---------------    ------------    ------------    -----------

Investments - stated at fair value (cost of $45,707):

     Temporary cash investments                                     -               -               -              -

     Cincinnati Bell Inc. shares                                    -               -               -              -

     Convergys Corporation shares                                   -               -               -              -

     Mutual funds                                               9,633             912           1,349          3,846

     Contracts with insurance companies                            65               -               -              -

     Loans to participants                                          -               -               -              -

     Interest and dividends receivable                              -               -               -              -

     Other receivables                                             50               -               -              -
                                                       ---------------    ------------    ------------    -----------

                         Total Investments                      9,748             912           1,349          3,846
                                                       ===============    ============    ============    ===========

                     LIABILITIES

Administrative fees payable and other                               3               -               -              -
                                                       ---------------    ------------    ------------    -----------

Net Assets Available for Benefits                             $ 9,745           $ 912         $ 1,349         $3,846
                                                       ===============    ============    ============    ===========


                                                                                   Thousands of Dollars
                                                         -------------------------                      -------------------

                                                           Equity         Capital
                                                           Index          Appreciation    International       New America
                        ASSETS                              Fund            Fund           Stock Fund         Growth Fund
                                                         ----------    --------------    ---------------    ---------------

Investments - stated at fair value (cost of $45,707):

     Temporary cash investments                                  -                 -                  -                  -

     Cincinnati Bell Inc. shares                                 -                 -                  -                  -

     Convergys Corporation shares                                -                 -                  -                  -

     Mutual funds                                            3,289               965              1,598              3,009

     Contracts with insurance companies                          -                 -                  -                  -

     Loans to participants                                       -                 -                  -                  -

     Interest and dividends receivable                           -                 -                  -                  -

     Other receivables                                           -                 -                  -                  -
                                                         ----------    --------------    ---------------    ---------------

                         Total Investments                   3,289               965              1,598              3,009
                                                         ==========    ==============    ===============    ===============

                     LIABILITIES

Administrative fees payable and other                            -                 -                  -                  -
                                                         ----------    --------------    ---------------    ---------------

Net Assets Available for Benefits                           $3,289             $ 965            $ 1,598            $ 3,009
                                                         ==========    ==============    ===============    ===============


                                                                                   Thousands of Dollars
                                                         -------------------------                      -------------------

                                                            Cincinnati         Convergys
                                                             Bell Inc.           Stock           Loan
                        ASSETS                              Shares Fund           Fund           Fund           Total
                                                          ---------------     ------------     ---------     ------------

Investments - stated at fair value (cost of $45,707):

     Temporary cash investments                                    5,199                -             -            5,199

     Cincinnati Bell Inc. shares                                  32,246                -             -           32,246

     Convergys Corporation shares                                      -           43,146             -           43,146

     Mutual funds                                                      -                -             -           24,601

     Contracts with insurance companies                                -                -             -               65

     Loans to participants                                             -                -         2,384            2,384

     Interest and dividends receivable                                22                -             -               22

     Other receivables                                                 -                -             -               50
                                                          ---------------     ------------     ---------     ------------

                         Total Investments                        37,467           43,146         2,384          107,713
                                                          ===============     ============     =========     ============

                     LIABILITIES

Administrative fees payable and other                                  -                -             -                3
                                                          ---------------     ------------     ---------     ------------

Net Assets Available for Benefits                               $ 37,467         $ 43,146        $2,384         $107,710
                                                          ===============     ============     =========     ============

-------------------------------------------------------

See Notes to Financial Statements

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997


                                                                                   Thousands of Dollars
                                                         -------------------------                      --------------


                                                        Cincinnati         Spectrum                          Equity
                                                        Bell Stable         Income          Balanced         Income
                        ASSETS                          Value Fund           Fund             Fund            Fund
                                                       --------------     ------------     ------------     ----------

Investments - stated at fair value(cost of $39,568):

     Temporary cash investments                                    -                -                -              -

     Cincinnati Bell Inc. shares                                   -                -                -              -

     Mutual funds                                             $9,217             $652           $1,310         $3,733

     Contracts with insurance companies                          244                -                -              -

     Loans to participants                                         -                -                -              -

     Interest and dividends receivable                             -                -                -              -

     Other receivables                                            (2)               -                -              -
                                                       --------------     ------------     ------------     ----------

                         Total Investments                     9,459              652            1,310          3,733
                                                       ==============     ============     ============     ==========

                     LIABILITIES

Administrative fees payable and other                                               -                -              -
                                                       --------------     ------------     ------------     ----------

Net Assets Available for Benefits                             $9,459             $652           $1,310         $3,733
                                                       ==============     ============     ============     ==========


                                                                                   Thousands of Dollars
                                                         -------------------------                      -------------------------


                                                          Equity           Capital
                                                          Index         Appreciation       International       New America
                        ASSETS                             Fund             Fund            Stock Fund         Growth Fund
                                                         ---------      --------------     --------------     ---------------

Investments - stated at fair value(cost of $39,568):

     Temporary cash investments                                 -                   -                  -                   -

     Cincinnati Bell Inc. shares                                -                   -                  -                   -

     Mutual funds                                          $1,869                $772             $1,334              $2,349

     Contracts with insurance companies                         -                   -                  -                   -

     Loans to participants                                      -                   -                  -                   -

     Interest and dividends receivable                          -                   -                  -                   -

     Other receivables                                          -                   -                  -                   -
                                                         ---------      --------------     --------------     ---------------

                         Total Investments                  1,869                 772              1,334               2,349
                                                         =========      ==============     ==============     ===============

                     LIABILITIES

Administrative fees payable and other                           -                   -                  -                   -
                                                         ---------      --------------     --------------     ---------------

Net Assets Available for Benefits                          $1,869                $772             $1,334              $2,349
                                                         =========      ==============     ==============     ===============



                                                                         Thousands of Dollars
                                                         ---------------                      ------------


                                                             Cincinnati
                                                             Bell Inc.          Loan
                        ASSETS                              Shares Fund         Fund            Total
                                                         ---------------      ---------      ------------

Investments - stated at fair value(cost of $39,568):

     Temporary cash investments                                  $3,625              -            $3,625

     Cincinnati Bell Inc. shares                                 64,446              -            64,446

     Mutual funds                                                     -              -            21,236

     Contracts with insurance companies                               -              -               244

     Loans to participants                                            -        $ 2,214             2,214

     Interest and dividends receivable                               15              -                15

     Other receivables                                                -              -                (2)
                                                         ---------------      ---------      ------------

                         Total Investments                       68,086          2,214            91,778
                                                         ===============      =========      ============

                     LIABILITIES

Administrative fees payable and other                                 6              -                 6
                                                         ---------------      ---------      ------------

Net Assets Available for Benefits                               $68,080         $2,214           $91,772
                                                         ===============      =========      ============


-------------------------------------------------------

See Notes to Financial Statements

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                           Thousands of Dollars
                                                                    -----------------------                     -----------------

                                                                     Cincinnati         Spectrum                         Equity
                                                                     Bell Stable         Income         Balanced         Income
                                                                     Value Fund           Fund            Fund            Fund
                                                                    --------------     ------------    ------------     ---------

Net Assets Available for Benefits as of December 31, 1997                  $9,459             $652          $1,310        $3,733
                                                                    --------------     ------------    ------------     ---------

Employee allotments                                                           605              142             160           418

Participating company contributions                                             -                -               -             -

Transfers to other Cincinnati Bell Inc. plans                                (213)              (3)              -           (29)

Transfer of participants' balances -- net                                    (149)              89             (77)          (53)
                                                                    --------------     ------------    ------------     ---------

         Total allotments, contributions and transfers                        243              228              83           336

Investment income:

     Dividends on Cincinnati Bell Inc. shares                                   -                -               -             -

     Other dividends                                                            -               61              39           295

     Interest                                                                 584                -               -             -

     Net appreciation/(depreciation) of investments                             -              (11)            151            49
                                                                    --------------     ------------    ------------     ---------

                          Total additions                                     827              278             273           680
                                                                    --------------     ------------    ------------     ---------

Less:  Distributions to participants                                          541               18             234           567

           Administrative and other expenses paid by the Plan                   -                -               -             -
                                                                    --------------     ------------    ------------     ---------

                         Total deductions                                     541               18             234           567
                                                                    --------------     ------------    ------------     ---------

Net increase (decrease) in Assets Available for Plan Benefits                 286              260              39           113
                                                                    --------------     ------------    ------------     ---------

Net Assets Available for Benefits as of December 31, 1998                  $9,745             $912          $1,349        $3,846
                                                                    ==============     ============    ============     =========


                                                                                   Thousands of Dollars
                                                                     ---------------                    -------------

                                                                      Equity          Capital
                                                                      Index         Appreciation       International
                                                                       Fund             Fund             Stock Fund
                                                                     ---------     ---------------     ---------------

Net Assets Available for Benefits as of December 31, 1997              $1,869                $772              $1,334
                                                                     ---------     ---------------     ---------------

Employee allotments                                                       434                 129                 217

Participating company contributions                                         -                   -                   -

Transfers to other Cincinnati Bell Inc. plans                               8                   -                   3

Transfer of participants' balances -- net                                 405                  33                (126)
                                                                     ---------     ---------------     ---------------

         Total allotments, contributions and transfers                    847                 162                  94

Investment income:

     Dividends on Cincinnati Bell Inc. shares                               -                   -                   -

     Other dividends                                                       40                 140                  59

     Interest                                                               -                   -                   -

     Net appreciation/(depreciation) of investments                       612                 (96)                158
                                                                     ---------     ---------------     ---------------

                          Total additions                               1,499                 206                 311
                                                                     ---------     ---------------     ---------------

Less:  Distributions to participants                                       79                  13                  47

           Administrative and other expenses paid by the Plan               -                   -                   -
                                                                     ---------     ---------------     ---------------

                         Total deductions                                  79                  13                  47
                                                                     ---------     ---------------     ---------------

Net increase (decrease) in Assets Available for Plan Benefits           1,420                 194                 264
                                                                     ---------     ---------------     ---------------

Net Assets Available for Benefits as of December 31, 1998              $3,289                $965              $1,598
                                                                     =========     ===============     ===============


                                                                                        Thousands of Dollars
                                                                     ------------------                     ---------------

                                                                                            Cincinnati         Convergys
                                                                       New America          Bell Inc.            Stock
                                                                       Growth Fund         Shares Fund            Fund
                                                                     ----------------     ---------------     -------------

Net Assets Available for Benefits as of December 31, 1997                     $2,349             $68,080                 -
                                                                     ----------------     ---------------     -------------

Employee allotments                                                              529               1,600                 -

Participating company contributions                                                -               1,657                 -

Transfers to other Cincinnati Bell Inc. plans                                    (12)               (212)                -

Transfer of participants' balances -- net                                        (17)            (43,251)           43,146
                                                                     ----------------     ---------------     -------------

         Total allotments, contributions and transfers                           500             (40,206)           43,146

Investment income:

     Dividends on Cincinnati Bell Inc. shares                                      -                 819                 -

     Other dividends                                                             223                   -                 -

     Interest                                                                      -                 197                 -

     Net appreciation/(depreciation) of investments                              233              12,790                 -
                                                                     ----------------     ---------------     -------------

                          Total additions                                        956             (26,395)           43,146
                                                                     ----------------     ---------------     -------------

Less:  Distributions to participants                                             296               4,201

           Administrative and other expenses paid by the Plan                      -                  17                 -
                                                                     ----------------     ---------------     -------------

                         Total deductions                                        296               4,218                 -
                                                                     ----------------     ---------------     -------------

Net increase (decrease) in Assets Available for Plan Benefits                    660             (30,618)           43,146
                                                                     ----------------     ---------------     -------------

Net Assets Available for Benefits as of December 31, 1998                     $3,009             $37,467           $43,146
                                                                     ================     ===============     =============


                                                                        Thousands of Dollars
                                                                   -----                      ----


                                                                     Loan
                                                                     Fund                Total
                                                                   ---------          -----------

Net Assets Available for Benefits as of December 31, 1997            $2,214              $91,772
                                                                   ---------          -----------

Employee allotments                                                       -                4,234

Participating company contributions                                       -                1,657

Transfers to other Cincinnati Bell Inc. plans                            69              (13,535)

Transfer of participants' balances -- net                                 -                    -
                                                                   ---------          -----------

         Total allotments, contributions and transfers                   69               (7,644)

Investment income:

     Dividends on Cincinnati Bell Inc. shares                             -                  819

     Other dividends                                                      -                  857

     Interest                                                           159                  940

     Net appreciation/(depreciation) of investments                       -               11,892
                                                                   ---------          -----------

                          Total additions                               228               22,009
                                                                   ---------          -----------

Less:  Distributions to participants                                     58                6,054

           Administrative and other expenses paid by the Plan             -                   17
                                                                   ---------          -----------

                         Total deductions                                58                6,071
                                                                   ---------          -----------

Net increase (decrease) in Assets Available for Plan Benefits           170               15,930
                                                                   ---------          -----------

Net Assets Available for Benefits as of December 31, 1998            $2,384             $107,710
                                                                   =========          ===========

--------------------------------------------------------------------

See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

a. General: The Cincinnati Bell Inc. Savings and Security Plan (the Plan) is available to all eligible full-time and part-time hourly employees at Cincinnati Bell Inc. (referred to as CBI, or the Company) and Cincinnati Bell Telephone. Certain persons, such as interns, temporary employees and contingency employees, are not eligible for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The contributions and earnings are taxable to participants upon distribution from the Plan, subject to certain exemptions. The Plan is administered by the Company's Employees' Benefit Committee. The Plan Trustee is T. Rowe Price. These notes only provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees need to refer to the Plan document and the the summary plan description for details as to the Plan.

b. Employee Contributions: The Plan generally, under its current provisions, permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan on a weekly basis, in before-tax and/or after-tax dollars, any amount that is an increment of $5 (and not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan)). Participants' before-tax contributions could not exceed $10,000 and $9,500 for calendar years 1998 and 1997, respectively. Participants may also contribute to the Plan on an after-tax basis. The participants specify the manner in which their own contribution shall be invested in the available funds (see Note 1(g) below). Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

c. Employer Contributions: For employee participants that have at least one year of eligibility service, the Company makes bi-weekly matching contributions equal to 60% of a participant's basic contributions (basic contributions are at the participant's discretion and can range from five dollars to fifty dollars per week, depending on weekly compensation). All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. If a participant has less than five years of vesting service, the Company's contributions are subject to forfeiture. If a participant has at least five years of vesting service, he/she is fully vested in the Company's matching contributions to their account. Additionally, a participant becomes fully vested at age 65, upon disability, or upon death of the participant. Further age and/or service provisions allow for participants to transfer a portion of previous Company matching contributions to other investment funds over a five-year period. After passage of this five-year period, participants are able to direct future Company matching contributions in the same manner as their own contributions.

d. Distributions to Participants: Distributions to active participants can be made under certain circumstances, including financial hardship. Otherwise, distribution can occur upon the participant's termination of employment, disability, or death.

e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The Employees' Benefit Committee determines the interest rate charged. The loan rates are stated at the prime rate + 1% as of 1st day of the calendar quarter at the time the loan is taken. During 1998 and 1997, rates varied between 7.00% and 12.00%. The minimum term of the loan is 6 months and the maximum term is 59 months (or a period not to exceed 15 years if the loan is used to acquire the participant's principal residence).

f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Plan Trustee, and may be held in any investment funds used by the Plan in order to meet the cash needs of the Plan.

g. Investments: There are nine investment funds available to plan participants for prospective contributions; Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusted and invested by T. Rowe Price or a related subsidiary. The Convergys Stock Fund holds participants' balances that were transferred from the Cincinnati Bell Inc. Shares Fund upon the spin-off of Convergys Corporation from Cincinnati Bell Inc. on December 31, 1998. Participants can transfer any balance they have in the Convergys Stock Fund to another fund, but cannot direct future contributions to the Convergys Stock Fund.

     All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

     The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.0000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. common stock and a small amount of temporary cash investments.

     The values of investments on December 31, 1998 and 1997 are determined as follows: the share value of the Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund and Convergys shares in the Convergys Stock Fund on the basis of the pro-rata allocation of the last published market price for the consolidated Cincinnati Bell Inc. value on December 31, 1998 (this pro-rata allocation was derived using the last "when issued" price for Cincinnati Bell Inc. and Convergys as of December 31, 1998, compared to the consolidated Cincinnati Bell Inc. value on December 31, 1998).; shares in the following T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund, and any mutual fund held under the Cincinnati Bell Stable Value Fund on the basis of the last published net asset value on December 31, 1998 and 1997; contracts with insurance companies in the Cincinnati Bell Stable

     Value Fund at principal plus accrued earnings on December 31, 1998 and 1997; loans to participants in the Loan Fund at the principal owed by the participants on December 31, 1998 and 1997.

     As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation (depreciation) of these same investments.

h. Administrative Expenses: Administrative expenses are paid by the Plan. These expenses are allocated and charged to each participant's account based on the participant's proportionate account balance.

i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits, thereby reducing subsequent Company matching contributions. During the 1998 plan year, forfeitures amounted to $2,850, while $114,674 of cumulative forfeitures were applied as offsets to Company matching contributions (amounts applied included both current year and prior year amounts).

j. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) AMENDMENT OR TERMINATION OF PLAN: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time, subject to collective bargaining agreements. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) INVESTMENTS: The interest of a partipant in each type of investment of the Plan on December 31, 1998 and December 31, 1997 is represented by units or shares. The number and value of units or shares were:


                                                                          December 31, 1998
                                                                -------------------------------------
                                                                    Number of               Value per
                                                                    units/shares         unit/share

     Cincinnati Bell Stable Value Fund *                         9,744,769   units           $1.0000
     Spectrum Income Fund                                           79,173   shares         $11.5000
     Balanced Fund                                                  72,606   shares         $18.5900
     Equity Income Fund                                            146,138   shares         $26.3200
     Equity Index Fund                                              98,509   shares         $33.3800
     Capital Appreciation Fund                                      72,962   shares         $13.2200
     International Stock Fund                                      106,514   shares         $14.9900
     New America Growth Fund                                        62,952   shares         $47.7900
     Cincinnati Bell Inc. Shares Fund *                         17,075,120   units           $2.1941
     Convergys Stock Fund *                                      2,008,002   shares         $21.4871


                                                                            December 31, 1997
                                                               -----------------------------------------
                                                                      Number of            Value per
                                                                      units/shares         unit/share

     Cincinnati Bell Stable Value Fund *                        9,458,605   units          $1.0000
     Spectrum Income Fund                                          55,917   shares         $11.6600
     Balanced Fund                                                 79,213   shares         $16.5400
     Equity Income Fund                                           143,217   shares         $26.0700
     Equity Index Fund                                             70,829   shares         $26.3800
     Capital Appreciation Fund                                     52,446   shares         $14.7100
     International Stock Fund                                      99,304   shares         $13.4200
     New America Growth Fund                                       53,146   shares         $44.1900
     Cincinnati Bell Inc. Shares Fund *                        17,484,179   units           $3.8938
     Convergys Stock Fund *                                                 N/A



       * THE INVESTMENT IN THIS FUND REPRESENTS 5% OR MORE OF THE PLAN'S NET ASSETS AVAILABLE FOR BENEFITS.

     The number of participants in the various investment funds are shown in the table below (since participants can invest in a variety of investment funds the sum of participants in this chart will not equal the number of participants in the Plan):

     Cincinnati Bell Stable Value Fund                         738
     Spectrum Income Fund                                      240
     Balanced Fund                                             246
     Equity Income Fund                                        531
     Equity Index Fund                                         437
     Capital Appreciation Fund                                 215
     International Stock Fund                                  320
     New America Growth Fund                                   538
     Cincinnati Bell Inc. Shares Fund                        1,646
     Convergys Stock Fund                                    1,635

(4) TAX STATUS: The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the IRC) and is exempt from Federal income taxes under Section 501(a) of the IRC.

(5)  PLAN AMENDMENTS:
     The following Plan amendments became effective January 1, 1999:
- Specifies certain conditions that apply when eligible employees continue to invest their interest in the Convergys shares distributed to the Plan by CBI in a new Convergys Stock Fund of the Plan.

(6) SPIN-OFF OF CONVERGYS CORPORATION: On December 31, 1998, CBI completed the spin-off of Convergys Corporation (Convergys). At that time, owners of CBI common shares received Convergys common shares equal to the number of CBI shares held at the record date for the spin-off. Since the Cincinnati Bell Inc. Shares Fund held shares of CBI common stock at the record date, a separate investment fund known as the Convergys

     Stock Fund was created. The value reflected in the Statement of Assets Available for Plan Benefits at December 31, 1998 for the Cincinnati Bell Inc. Shares Fund and the Convergys Stock Fund is based on a pro-rata allocation of the last published market price for the consolidated Cincinnati Bell Inc. on December 31, 1998. This pro-rata allocation was determined using the percentages of the last published "when issued" prices for Cincinnati Bell Inc. and Convergys as of December 31, 1998. The cost basis of the Cincinnati Bell Inc. Shares Fund and the Convergys Stock Fund are based on a similar pro-rata calculation of ending market values at December 31, 1998, applied against the total cost basis of the shares. The Convergys Stock Fund is not available to plan participants for prospective contributions or investments, and participants cannot re-invest in the Convergys Stock Fund once they have transferred their investment in the Convergys Stock Fund to other investment funds.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



                                                                  _______________________ Thousands of Dollars__________________

                                                                             Number of
                                                                             Shares or
                                                                             Principal
     Name of Issuer and Title of Issue                                       Amount                      Cost            Value
  -------------------------------------                                      -----------                 ----            -----
     CINCINNATI BELL INC. SHARES FUND

                 Temporary cash investments                                    $5,199                    $ 5,199         $ 5,199
                 Cincinnati Bell Inc. shares #                             17,075,120   units              5,043          32,246
                 Interest receivable                                              $22                         22              22
                                                                                                    ------------     -----------

                 TOTAL CINCINNATI BELL INC. SHARES FUND                                                   10,264          37,467

     CONVERGYS STOCK FUND#                                                  2,008,002   shs.              13,118          43,146

     T. ROWE PRICE SPECTRUM INCOME FUND                                        79,173   shs.                 897             912

     T. ROWE PRICE BALANCED FUND                                               72,606   shs.               1,081           1,349

     T. ROWE PRICE EQUITY INCOME FUND                                         146,138   shs.               3,307           3,846

     T. ROWE PRICE EQUITY INDEX FUND                                           98,509   shs.               2,303           3,289

     T. ROWE PRICE CAPITAL APPRECIATION FUND                                   72,962   shs.               1,046             965

     T. ROWE PRICE INTERNATIONAL STOCK FUND                                   106,514   shs.               1,418           1,598

     T. ROWE PRICE NEW AMERICA GROWTH FUND                                     62,952   shs.               2,528           3,009

     CINCINNATI BELL STABLE VALUE FUND

                 T. Rowe Price Stable Value Common Trust Fund                   9,680     units            9,680           9,680
                 Contracts with Prudential Insurance Company of America +          65     units               65              65
                                                                                                              --              --

                 TOTAL CINCINNATI BELL STABLE VALUE FUND                                                   9,745           9,745

     LOAN FUND

                 Loans to Participants                                         $2,384                          0           2,384
                                                                                                            ----         -------

     GRAND TOTAL                                                                                        $ 45,707       $ 107,710
                                                                                                        ========       =========

------------------------------

+ The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1998, the composite effective annual interest rate earned under these contracts for the plan years 1998 and 1997 was approximately 6.25% and 6.85%, respectively. The rate at which interest will be credited in future years may be either higher or lower.

#    Party-in-interest to the Plan.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




       Identity of                                       Purchase           Selling           Cost of
      Party Involved           Description of Asset       Price              Price             Asset
---------------------------    -------------------    ---------------    --------------    ---------------

Cincinnati Bell Shares Fund    Company Stock            $  4,510,115                         $  4,510,115
Cincinnati Bell Shares Fund    Company Stock            $ 14,666,554      $ 18,011,935       $ 14,666,554
Cincinnati Bell Shares Fund    Company Stock            $  1,981,764                         $  1,981,764
Cincinnati Bell Shares Fund    Company Stock            $  2,106,958       $ 3,065,373       $  2,106,958


                                                        Current
                                                       Value on
       Identity of                                      Date of          Net Gain
      Party Involved           Description of Asset  Transactions       or (Loss)
---------------------------    -------------------   --------------    -------------

Cincinnati Bell Shares Fund    Company Stock          $  4,510,115
Cincinnati Bell Shares Fund    Company Stock          $ 18,011,935      $ 3,345,381
Cincinnati Bell Shares Fund    Company Stock          $  1,981,764
Cincinnati Bell Shares Fund    Company Stock          $  3,065,373      $   958,415


                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.


                                       CINCINNATI BELL INC. SAVINGS AND
                                              SECURITY PLAN



                                       By  /s/ Pamela B. Wolfe
                                           ------------------------------------
                                               Pamela B. Wolfe
                                               Secretary
                                               Employees' Benefit Committee




June 28, 1999